| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-70686 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Entrustody Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Arlington St Suite 10-111
(No. and Street)

| Boston | MA | 02116 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Charlene F Wilson | 623-533-4407 | charlene.wilson@entrustody.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

| 485 Lexington Ave. 11th floor | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/24/03 | 173 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Patrick Moeller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Entrustody Financial, LLC, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Patrick G Moeller

Title: CEO

Lucas Santos

Notary Public

Lucas Santos
ID NUMBER 13374068-3
COMMISSION EXPIRES May 3, 2026
NOTARY PUBLIC STATE OF TEXAS

Notarized online using audio-video communication

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Statement of Financial Condition**
**Entrustody Financial, LLC**
**September 30, 2022**
**With Report of Independent Registered Public Accounting Firm**
**(SEC ID No. 8-70686)**

**Entrustody Financial, LLC**
**Statement of Financial Condition**
**September 30, 2022**

Contents

Facing page and Oath and Affirmation

Crowe LLP
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member
of Entrustody Financial, LLC
Boston, MA

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Entrustody Financial, LLC (the "Company") as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Entrustody Financial, LLC's auditor since 2022.

New York, New York
November 29, 2022

**Entrustody Financial, LLC**
**Statement of Financial Condition**
**September 30, 2022**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 603,335 |
| Prepaid expense | | 75,000 |
| **TOTAL ASSETS** | **$** | **678,335** |

**LIABILITIES & MEMBER'S EQUITY**
**Liabilities**

| | | |
|---|---|---|
| Accounts Payable and accrued expenses | $ | 77,992 |
| **Total Liabilities** | | **77,992** |
| | | |
| **Member's Equity** | | 600,343 |
| **TOTAL LIABILITIES & MEMBER'S EQUITY** | **$** | **678,335** |

*The accompanying notes are an integral part of these financial statements.*

**Entrustody Financial, LLC**
**Notes to Statement of Financial Condition**
**September 30, 2022**
**Amounts in US Dollars**

1. **Organization**

Entrustody Financial, LLC (the "Company") is a Limited Liability Company under the laws of Delaware, formed on October 23, 2020. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Entrustody Inc. ("Parent").

The Company received regulatory approve to commence its broker dealer operations on April 28, 2022, but has not yet begun operations. The Company is approved to engage in retailing corporate equity securities over-the-counter, selling corporate debt securities, effecting transactions in listed securities through an exchange member, acting as a mutual fund retailer and a U.S. Government securities broker. The Company was approved to operate pursuant to the provisions of SEA Rule 15c3-3 (the Customer Protection Rule) clearing all transactions on an omnibus basis through a clearing firm.

The Company has not opened any customer accounts or effectuated any customer trades during the current period.

**Significant Accounting Policies**

**Basis of Financial Statement Presentation**

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Fair Value of Financial Instruments**

The Company follows Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability.

The Company did not have any financial instruments within this scope of these disclosure requirements as of September 30, 2022. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and cash equivalents and vendor deposits.

**Cash and Cash Equivalents**

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less. The Company had no cash equivalents at September 30, 2022.

The Company maintains its cash with major financial institutions, which at times may exceed the Federal Depository Insurance Corporation ("FDIC") limit of $250,000. The Company has not experienced any losses in such accounts.

**Prepaid expense**

Prepaid expenses are future expenses that are paid in advance. Prepaid expenses are first recorded as an asset. As the benefits of the assets are realized over time, the amount is then recorded as an expense.

The Company has recorded a prepaid expense which represents upfront payment in relation to a vendor service contract for future services relating to self-clearing. The upfront payment will be held in escrow by the counterparty and offset against future costs as incurred. In the event the future project is cancelled, the Company agrees to forfeit the amounts paid for future services. At September 30, 2022, the Company had recorded a prepaid expense in the amount of $75,000.

**Income Taxes**

The Company is a Limited Liability Company which is wholly-owned by the Parent who is a taxpayer and, accordingly, the Company is a "disregarded entity" for tax purposes. No provision for income taxes is provided in the Company's financial statements as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years *(generally a period of three years from the later of each return's due date or the date filed)* that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

## 2. Related-Party Transactions

The Company entered into an administrative services agreement with the Parent from which it receives the benefit of certain facilities and services paid for by the Parent. The Company is allocated certain overhead expenses including human resource services, information technology services, legal and administrative support services based on actual time spent. Rent and utilities are payable basedupon a set percentage representing a pro-rata share of the office space occupied by the Company.

Compensation expenses for certain employees are allocated to the Company based on an estimate of time spent.

## 3. Regulatory Requirements

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of a minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At September 30, 2022, the Company had a net capital of $525,343 which was $275,343 in excess of its required net capital of $250,000.

The Company does not claim an exemption from SEA Rule 15c3-3. Although the Company is a carrying firm, it did not (1) commence operations, (2) hold customer

funds or assets, or (3) execute any transactions on behalf of or for customers during the period.

4. **Commitments and Contingencies**

As of September 30, 2022, the Company had no commitments or contingencies that required disclosure.

5. **Continuing Operations**

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss for the six months ended September 30, 2022. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses, and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

The additional capital will either be in the form of non-cash contributions for the shared expenses or additional cash contributions.

6. **Subsequent Events**

On November 10, 2022, the Parent contributed $40,000 in cash as additional capital. As of November 28, 2022, there is still no revenue and no customers.